UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

Utime Limited, a Cayman Islands exempted company (the “Company”) plans to hold an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Extraordinary General Meeting”) on August 28, 2024 at 10:00 AM EST and furnishes under the cover of this Form 6-K the Notice of Extraordinary General Meeting of Shareholders and Form of Proxy Card for the Extraordinary General Meeting as Exhibits 99.1 and 99.2, respectively.

Exhibits.

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of UTime Limited to be held on August 28, 2024 (the “2024 EGM”)
99.2	Form of Proxy Card for the 2024 EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2024

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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